# Exhibit D – Video Transcript

hi I'm James Sergeant head of operations
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here at Eli electric vehicles and today
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we're testing the practicality of the
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Eli zero in the urban streets of
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Nashville
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Tennessee we're going to start on the
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east side and actually try to work our
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way over to
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downtown now I'm in the right lane I
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need to get to the left lane quick but
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I've got a pretty good take off my
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electrical motor so I beat the traffic
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to get over the Eli zero is designed
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with electronic power steering as an
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option as well as mcer and struts a
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standard you can have Maneuvers as if
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you're a motorcycle with the smoothness
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of an
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automobile so whenever there's time for
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U-turn no
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sweat having a small vehicle in a big
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place is
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perfect having it in a small place is
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ideal so as a footprint gets smaller in
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the roads such as the road we're on now
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the Eli zero kind of fits like it's made
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for it and the one thing we want to talk

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about is how practical is it to have
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this vehicle in the city
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center it's
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5:00 and we are entering the city of
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Nashville Tennessee it's been one of the
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most upcoming cities with 100 people a
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day actually moving to the
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area having the ability to be agile and
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maneuver very precisely throughout the
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city in between all the cars as well as
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the
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people makes you feel like you're in a
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scooter or maybe even a bike but without
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losing some of the Comforts that you
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have in an automobile I have apple play
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heat and
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AC along with comfortable seats and
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weather
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protection unlike a scooter or a bike
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you have four-wheel disc brakes brakes
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powered disc brakes so when you need to
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stop you can
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stop parking is very simple in Eli zero
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you just got to put it in spots where
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most cars cannot even
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fit
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perfect the great thing about this is it
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does allow you to be able to park in

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really small spaces in between cars
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so you can actually have the opportunity
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to park the
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car where other cars can't
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park the ability to be able to do this
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is really what sets it apart being in a
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micro EV the footprint is only 4T wide 5
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foot tall and about 7t long so it's
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really easy to just kind of maneuver
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around traffic uh switch lanes quickly
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and get into some really tight spots
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especially if the traffic is kind of
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bucked up and you want to be able to get
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around pretty quick the Eli Z gives you
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this Freedom that you can just
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go you always get a little bit of looks
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and some screens with the Eli
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zero and let's not forget about storage
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with 5 cubic feet of space there's
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enough room for a carry-on luggage and a
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backpack now that's
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versatility this is definitely the way
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to
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go if you're ever going to be in an
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urban city and you got to move
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quickly